EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended September 30,
	2001	2002	2003	2004	2005
Income before income taxes	$183,182	$223,426	$160,641	$207,859	$220,515
(Income) loss from non-consolidated subsidiaries	(247)	(611)	(222)	475	(469)
Minority interest	(42)	(9)	(7)	(118)	(70)
Amortization of capitalized interest	—	1	19	51	52
Fixed charges	46,182	49,594	53,987	56,040	68,786
Interest capitalized	—	(55)	(50)	(140)	—

Earnings available for fixed charges	229,075	272,346	214,368	264,167	288,814

Fixed Charges:
Interest expensed and capitalized	15,786	16,153	20,064	18,748	23,086
Portion of rent expense representing interest	30,396	33,441	33,923	37,292	39,245
Amortized discount related to unsecured convertible senior term notes	—	—	—	—	6,455

Total fixed charges	46,182	49,594	53,987	56,040	68,786

Ratio of Earnings to Fixed Charges (1)	5.0	5.5	4.0	4.7	4.2

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” are defined as (a) income before income taxes, (income) loss from equity investees and minority interest plus (b) amortization of capitalized interest and (c) fixed charges, minus interest capitalized. “Fixed charges” consists of interest expensed and capitalized plus the portion of rental expense considered to be a reasonable approximation of interest plus the amortization of the discount related to unsecured convertible senior term notes. Effective October 1, 2002, we ceased recording goodwill amortization expense as required by SFAS No. 142. The ratios shown for the years ended September 30, 2001 and 2002, include goodwill amortization expense.